Exhibit 99.1

ENERFLEX LTD. REPORTS THIRD QUARTER 2024 FINANCIAL AND OPERATIONAL RESULTS AND A 50% DIVIDEND INCREASE

ADJUSTED EBITDA OF $120 MILLION AND FREE CASH FLOW OF $78 MILLION

ES AND EI BACKLOG STABLE AT $1.3 BILLION AND $1.6 BILLION, RESPECTIVELY, PROVIDING STRONG OPERATIONAL VISIBILITY

BANK-ADJUSTED NET DEBT-TO-EBITDA RATIO OF 1.9X AT THE END OF Q3/24, WITHIN THE COMPANY’S TARGET RANGE OF 1.5X TO 2.0X

CAPITAL SPENDING GUIDANCE FOR 2024 UPDATED TO $80 MILLION TO $90 MILLION WITH GROWTH SPENDING EXPECTED TO REMAIN BELOW LONG-TERM AVERAGE IN 2025

NEWS RELEASE

CALGARY, Alberta, November 14, 2024 – Enerflex Ltd. (TSX: EFX) (NYSE: EFXT) (“Enerflex” or the “Company”) today reported its financial and operational results for the three and nine months ended September 30, 2024.

All amounts presented are in U.S. Dollars (“USD”) unless otherwise stated.

Q3/24 FINANCIAL AND OPERATIONAL OVERVIEW

●	Generated revenue of $601 million compared to $580 million in Q3/23 and $614 million in Q2/24.

o

Higher revenue is primarily attributed to additional project volumes in the Engineered Systems (“ES”) business line and higher utilization and price increases on renewed contracts in the Energy Infrastructure (“EI”) business line.

●	Recorded gross margin before depreciation and amortization of $176 million, or 29% of revenue, compared to $150 million, or 26% of revenue in Q3/23 and $173 million, or 28% of revenue during Q2/24.

o	EI and After-Market Services (“AMS”) product lines generated 65% of consolidated gross margin before depreciation and amortization during Q3/24.

o	ES gross margin before depreciation and amortization increased to 19% in Q3/24 compared to 16% in Q3/23 and 19% in Q2/24, benefiting from favorable product mix and strong project execution.

●

Adjusted earnings before finance costs, income taxes, depreciation, and amortization (“adjusted EBITDA”) of $120 million compared to $90 million in Q3/23 and $122 million during Q2/24. During Q3/24, the Company recognized a gain of $19 million related to the redemption options of its senior secured notes. This is a non-cash unrealized gain that is not included in operating income and is excluded from Adjusted EBITDA.

●

Cash provided by operating activities was $98 million, which included net working capital recovery of $35 million. This compares to cash provided by operating activities of $51 million in Q3/23 and $12 million in Q2/24. Free cash flow was $78 million in Q3/24 compared to $29 million during Q3/23 and a use of cash of $6 million during Q2/24.

●

Invested $33 million in the business, consisting of $16 million in capital expenditures and $17 million for expansion of an EI project in the Eastern Hemisphere (“EH”) that will be accounted for as a finance lease.

●	Recorded ES bookings of $349 million to maintain total backlog as at September 30, 2024 of $1.3 billion, providing strong visibility into future revenue generation and business activity levels.

●	Enerflex’s U.S. contract compression business continues to perform well, led by increasing natural gas production in the Permian.

Q3/24 Earnings News Release

o	This business generated revenue of $37 million and gross margin before depreciation and amortization of 70% during Q3/24 compared to $33 million and 67% in Q3/23 and $37 million and 65% during Q2/24.

o	Utilization remained stable at 94% across a fleet size of approximately 428,000 horsepower.

●	Enerflex’s Board of Directors has increased the Company’s quarterly dividend by 50% to CAD$0.0375 per common share, effective with the dividend payable in January 2025.

BALANCE SHEET AND LIQUIDITY

●

Enerflex exited Q3/24 with net debt of $692 million, which included $95 million of cash and cash equivalents, and the Company maintained strong liquidity with access to $588 million under its credit facility.

●

Enerflex’s bank-adjusted net debt-to-EBITDA ratio was approximately 1.9x at the end of Q3/24, down from 2.7x at the end of Q3/23 and 2.2x at the end of Q2/24. The leverage ratio at the end of Q3/24 is within Enerflex’s target bank-adjusted net debt-to-EBITDA ratio range of 1.5x to 2.0x.

●

On October 11, 2024, Enerflex redeemed $62.5 million (or 10% of the aggregate principal amount originally issued) of its 9.00% Senior Secured Notes due 2027 (the “Notes”). The redemption was completed at a price of 103% of the principal amount of the Notes redeemed, plus accrued and unpaid interest up to, but excluding, the redemption date. The redemption was funded with available liquidity, which included cash and cash equivalents and the undrawn portion of Enerflex’s lower cost $800 million revolving credit facility.

MANAGEMENT COMMENTARY

“Enerflex’s third quarter results reflect solid execution across the Company’s business lines, as well as our hard work over the last few years building a strong, resilient company positioned for sustainable growth and value creation,” said Marc Rossiter, Enerflex’s President and Chief Executive Officer. “EI and AMS, our recurring revenue business lines, continue to deliver steady results and we are pleased with the strong execution in our Engineered Systems business line. We are further enhancing the profitability of our core operations, reducing SG&A, and streamlining our geographic footprint, and look forward to reporting on our continued progress.”

Rossiter stated, “Thus far in 2024, we have successfully reduced leverage to within our target range of 1.5x to 2.0x, been disciplined with growth capital and continued to reduce the cost of our debt. Visibility across the Company’s business remains solid, including approximately $1.6 billion of contracted revenue supporting our EI assets and a $1.3 billion ES backlog. As a result, Enerflex is able to increase direct shareholder returns with the Board approving a 50% increase to our quarterly dividend.”

Preet Dhindsa, Enerflex’s Senior Vice President and Chief Financial Officer, stated, “As a result of our continued focus on financial discipline and operational execution, we have repaid $268 million of debt since the beginning of 2023 and reached our target leverage range of 1.5x to 2.0x. We expect to make further progress in coming quarters and remain committed to lowering net finance costs and optimizing the Company’s debt stack. This is reflected in our decision to redeem 10% of our Notes in early Q4/24.”

“In line with our efforts to maintain a healthy balance sheet and optimize operations, we are revising our guidance for capital spending in 2024 to $80 million to $90 million compared to previous guidance of $90 million to $110 million. We continue to deploy selective growth capital to customer supported opportunities in the U.S. and Middle East that are expected to generate attractive returns and deliver value to Enerflex shareholders,” added Dhindsa.

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SUMMARY RESULTS

	Three months ended September 30,		Nine months ended September 30,

($ millions, except percentages)	2024	2023	2024	2023

Revenue	$601	$580	$1,853	$1,769

Gross margin	141	110	364	338

Selling, general and administrative expenses (“SG&A”)	82	75	235	219

Foreign exchange loss	2	11	6	27

Operating income	57	24	123	92

EBITDA[1]	122	77	272	240

EBIT[1]	74	24	132	93

Net earnings	30	4	17	12

Cash provided by operating activities	98	51	211	48

Key Financial Performance Indicators (“KPIs”)[2]

Engineered Systems (“ES”) bookings	$349	$394	$1,100	$1,041

ES backlog	1,271	1,158	1,271	1,158

Gross margin as a percentage of revenue	23.5%	19.0%	19.6%	19.1%

Gross margin before depreciation and amortization (“Gross margin before D&A”)	176	150	468	451

Gross margin before D&A as a percentage of revenue	29.3%	25.9%	25.3%	25.5%

Adjusted EBITDA[3]	120	90	311	287

Free cash flow	78	29	150	6

Long-term debt	787	1,038	787	1,038

Net debt	692	909	692	909

Bank-adjusted net debt to EBITDA ratio	1.9	2.7	1.9	2.7

Return on capital employed (“ROCE”)[4]	4.5%	3.0%	4.5%	3.0%

1 EBITDA is defined as earnings before finance costs, income taxes, depreciation and amortization. EBIT is defined as earnings before finance costs and income taxes.

2 These KPIs are non-IFRS measures. Further detail is provided in the “Non-IFRS Measures” section of this MD&A.

3 Refer to the “Adjusted EBITDA” section of this MD&A for further details.

4 Determined by using the trailing 12-month period.

Enerflex’s interim consolidated financial statements and notes (the “financial statements”) and Management’s Discussion and Analysis (“MD&A”) as at September 30, 2024, can be accessed on the Company’s website at www.enerflex.com and under the Company’s SEDAR+ and EDGAR profiles at www.sedarplus.ca and www.sec.gov/edgar, respectively.

OUTLOOK

Industry Update

Demand has remained steady across the Company’s business lines and geographic regions, including high utilization of EI assets and the AMS business line. Enerflex’s EI product line is supported by customer contracts, which are expected to generate approximately $1.6 billion of revenue during their current terms.

Complementing Enerflex’s recurring revenue businesses is the ES product line. ES results will be supported by a strong backlog of approximately $1.3 billion in projects at September 30, 2024, with the majority of this work expected to convert to revenue over the next 12 months. Demand for new ES equipment and services in North America has been impacted by extended weakness in domestic natural gas prices. This, combined with the anticipated overall mix of projects in Enerflex’s ES backlog, is expected to result in ES gross margin before depreciation and amortization more consistent with the historical long-term average for this business line. Notwithstanding, near-term revenue for this business line is expected to remain steady and the medium-term outlook for ES products and services continues to be attractive, driven by increases in natural gas, oil, and produced water volumes across Enerflex’s global footprint and decarbonization activities.

The fundamentals for contract compression in the U.S. remain strong, led by increasing natural gas production in the Permian and capital spending discipline from market participants. Enerflex will continue to make selective customer supported growth investments in this business.

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Capital Spending

Enerflex expects full-year 2024 capital spending to be below its previous guidance range of $90 million to $110 million. The Company now expects capital spending in 2024 to be $80 million to $90 million, which includes approximately $60 million for maintenance and PP&E capital expenditures. Enerflex continues to make selective growth investments in its EI business line that are expected to generate attractive returns and deliver value to Enerflex shareholders.

Although Enerflex continues to develop its capital spending plans for 2025, the Company expects growth capital will remain below its long-term average. Similar to 2024, continued disciplined capital spending will focus on customer supported opportunities in the U.S. and Middle East. Further details will be provided in conjunction with the release of the Company’s full-year 2025 guidance in early January 2025.

Capital Allocation

Providing meaningful direct shareholder returns is a priority for Enerflex. With the Company now operating within its target leverage range of bank-adjusted net debt-to-EBITDA ratio of 1.5x to 2.0x, Enerflex is able to increase direct shareholder returns. This is reflected in the Board of Directors’ decision to increase the Company’s quarterly dividend by 50%.

Going forward, capital allocation priorities could include further increases to the Company’s dividend, share repurchases, disciplined growth capital spending, and/or further repayment of debt that would help in lowering net finance costs. Allocation decisions will be based on delivering value to Enerflex shareholders and measured against Enerflex’s ability to maintain balance sheet strength.

DIVIDEND DECLARATION

Enerflex is committed to paying a sustainable quarterly cash dividend to shareholders. The Board of Directors has declared a quarterly dividend of CAD$0.0375 per share, payable on January 16, 2025, to shareholders of record on November 26, 2024.

CONFERENCE CALL AND WEBCAST DETAILS

Investors, analysts, members of the media, and other interested parties, are invited to participate in a conference call and audio webcast on Thursday, November 14, 2024 at 8:00 a.m. (MDT), where members of senior management will discuss the Company’s results. A question-and-answer period will follow.

To participate, register at https://register.vevent.com/register/BI8422c47e8fb8449fb752892d24f2c1e6. Once registered, participants will receive the dial-in numbers and a unique PIN to enter the call. The audio webcast of the conference call will be available on the Enerflex website at www.enerflex.com under the Investors section or can be accessed directly at https://edge.media-server.com/mmc/p/y2vuep4e/.

NON-IFRS MEASURES

Throughout this news release and other materials disclosed by the Company, Enerflex employs certain measures to analyze its financial performance, financial position, and cash flows, including net debt-to-EBITDA ratio and bank-adjusted net debt-to-EBITDA ratio. These non-IFRS measures are not standardized financial measures under IFRS and may not be comparable to similar financial measures disclosed by other issuers. Accordingly, non-IFRS measures should not be considered more meaningful than generally accepted accounting principles measures as indicators of Enerflex’s performance. Refer to “Non-IFRS Measures” of Enerflex’s MD&A for the three months ended September 30, 2024, for information which is incorporated by reference into this news release and can be accessed on Enerflex’s

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website at www.enerflex.com and under the Company’s SEDAR+ and EDGAR profiles at www.sedarplus.ca and www.sec.gov/edgar, respectively.

ADJUSTED EBITDA

Three months ended September 30, 2024

($ millions)	Total	North America	Latin America	Eastern Hemisphere

EBIT[1]	$74	$49	$13	$(7)

Depreciation and amortization	48	19	14	15

EBITDA	122	68	27	8

Restructuring, transaction and integration costs	2	1	-	1

Share-based compensation	5	3	2	-

Impact of finance leases

Upfront gain	-	-	-	-

Principal repayments received	10	-	1	9

Gain on redemption options[1]	(19)

Adjusted EBITDA	$120	$72	$30	$18

1 EBIT includes the gain on redemption options associated with the Notes and is considered a corporate adjustment, and therefore has not been allocated to a reporting segment.

Three months ended September 30, 2023

($ millions)	Total	North America	Latin America	Eastern Hemisphere

EBIT	$24	$32	$(10)	$2

Depreciation and amortization	53	19	12	22

EBITDA	77	51	2	24

Restructuring, transaction and integration costs	4	2	1	1

Share-based compensation	-	-	-	-

Impact of finance leases

Upfront gain	-	-	-	-

Principal repayments received	9	-	-	9

Adjusted EBITDA	$90	$53	$3	$34

Nine months ended September 30, 2024

($ millions)	Total	North America	Latin America	Eastern Hemisphere

EBIT[1]	$132	$132	$18	$(37)

Depreciation and amortization	140	55	41	44

EBITDA	272	187	59	7

Restructuring, transaction and integration costs	13	6	4	3

Share-based compensation	13	8	3	2

Impact of finance leases

Upfront gain	(3)	-	-	(3)

Principal repayments received	35	-	1	34

Gain on redemption options[1]	(19)

Adjusted EBITDA	$311	$201	$67	$43

1 EBIT includes the gain on redemption options associated with the Notes and is considered a corporate adjustment, and therefore has not been allocated to a reporting segment.

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Nine months ended September 30, 2023

($ millions)	Total	North America	Latin America	Eastern Hemisphere

EBIT	$93	$80	$(6)	$19

Depreciation and amortization	147	51	34	62

EBITDA	240	131	28	81

Restructuring, transaction and integration costs	26	8	5	13

Share-based compensation	7	5	1	1

Impact of finance leases

Upfront gain	(13)	-	-	(13)

Principal repayments received	27	-	1	26

Adjusted EBITDA	$287	$144	$35	$108

FREE CASH FLOW

The Company defines free cash flow as cash provided by (used in) operating activities, less maintenance capital and PP&E expenditures, mandatory debt repayments, lease payments and dividends paid, with proceeds on disposals of PP&E and EI assets added back. Free cash flow does not consider growth capital expenditures and may not be comparable to similar measures presented by other companies as it does not have a standardized meaning under IFRS. The following tables reconciles free cash flow to the most directly comparable IFRS measure, cash provided by (used in) operating activities:

	Three months ended September 30,		Nine months ended September 30,

($ millions)	2024	2023	2024	2023

Cash provided by operating activities before changes in working capital and other	$63	$44	$144	$147

Net change in working capital and other	35	7	67	(99)

Cash provided by (used in) operating activities	$98	$51	$211	$48

Less:

Maintenance capital and PP&E expenditures	(14)	(10)	(32)	(32)

Mandatory debt repayments	-	(10)	(10)	(10)

Lease payments	(5)	(4)	(15)	(12)

Dividends	(2)	(2)	(7)	(7)

Add:

Proceeds on disposals of PP&E and EI assets	1	4	3	19

Free cash flow	$78	$29	$150	$6

BANK-ADJUSTED NET DEBT-TO-EBITDA RATIO

The Company defines net debt as short- and long-term debt less cash and cash equivalents at period end, which is then divided by EBITDA for the trailing 12 months. In assessing whether the Company is compliant with the financial covenants related to its debt instruments, certain adjustments are made to net debt and EBITDA to determine

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Enerflex’s bank-adjusted net debt-to-EBITDA ratio. These adjustments and Enerflex’s bank-adjusted net-debt-to EBITDA ratio are calculated in accordance with, and derived from, the Company’s financing agreements.

GROSS MARGIN BEFORE DEPRECIATION AND AMORTIZATION

Gross margin before depreciation and amortization is a non-IFRS measure defined as gross margin excluding the impact of depreciation and amortization. The historical costs of assets may differ if they were acquired through acquisition or constructed, resulting in differing depreciation. Gross margin before depreciation and amortization is useful to present operating performance of the business before the impact of depreciation and amortization that may not be comparable across assets.

ADVISORY REGARDING FORWARD-LOOKING INFORMATION

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” (and together with “forward-looking information”, “forward-looking information and statements”) within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking information and statements. The use of any of the words “future”, “continue”, “estimate”, “expect”, “may”, “will”, “could”, “believe”, “predict”, “potential”, “objective”, and similar expressions, are intended to identify forward-looking information and statements. In particular, this news release includes (without limitation) forward-looking information and statements pertaining to: expectations that growth spending in 2025 will remain below the long-term average; expectations that the Company will make further progress on lowering net finance costs and optimizing the Company’s debt stack and the timing associated therewith, if at all; disclosures under the heading “Outlook” including: (i) expectations that customer contracts which support the Energy Infrastructure product line will generate $1.6 billion of revenue during their current terms; (ii) expectations that a majority of the $1.3 billion backlog will convert to revenue over the next 12 months; (iii) in response to weakness in near-term natural gas prices combined with the anticipated overall mix of projects in Enerflex’s Engineered Systems backlog, expectations that the Engineered Systems gross margin before depreciation and amortization will be more consistent with the historical long-term average for this business line with near-term revenue expected to remain steady; (iv) expectations for capital spending in full-year 2024 to be $80 million to $90 million, which includes approximately $60 million for maintenance and PP&E capital expenditures; and (v) capital allocation priorities going forward could include increases to the Company’s dividend, share repurchases, additional growth spending, and/or further repayment of debt, if any, and the timing associated therewith, if at all; and the continuation by the Company of paying a sustainable quarterly cash dividend.

All forward-looking information and statements in this news release are subject to important risks, uncertainties, and assumptions, which may affect Enerflex’s operations, including, without limitation: the impact of economic conditions; the markets in which Enerflex’s products and services are used; general industry conditions; changes to, and introduction of new, governmental regulations, laws, and income taxes; increased competition; insufficient funds to support capital investments; availability of qualified personnel or management; political unrest and geopolitical conditions; and other factors, many of which are beyond the control of Enerflex. As a result of the foregoing, actual results, performance, or achievements of Enerflex could differ and such differences could be material from those expressed in, or implied by, these statements, including but not limited to: the ability of Enerflex to realize the anticipated benefits of, and synergies from, the acquisition of Exterran and the timing and quantum thereof; the interpretation and treatment of the transaction to acquire Exterran by applicable tax authorities; the ability to maintain desirable financial ratios; the ability to access various sources of debt and equity capital, generally, and on acceptable terms, if at all; the ability to utilize tax losses in the future; the ability to maintain relationships with partners and to successfully manage and operate the business; risks associated with technology and equipment, including potential cyberattacks; the occurrence and continuation of unexpected events such as pandemics, severe weather events, war, terrorist threats, and the instability resulting therefrom; risks associated with existing and potential future lawsuits, shareholder proposals, and regulatory actions; and those factors referred to under the heading “Risk Factors” in: (i) Enerflex’s Annual Information Form for the year ended December 31, 2023, (ii)

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Enerflex’s management’s discussion and analysis for the year ended December 31, 2023, and (iii) Enerflex’s Management Information Circular dated March 15, 2024, each of the foregoing documents being accessible under the electronic profile of the Company on SEDAR+ and EDGAR at www.sedarplus.ca and www.sec.gov/edgar, respectively.

Readers are cautioned that the foregoing list of assumptions and risk factors should not be construed as exhaustive. The forward-looking information and statements included in this news release are made as of the date of this news release and are based on the information available to the Company at such time and, other than as required by law, Enerflex disclaims any intention or obligation to update or revise any forward-looking information and statements, whether as a result of new information, future events, or otherwise. This news release and its contents should not be construed, under any circumstances, as investment, tax, or legal advice.

The outlook provided in this news release is based on assumptions about future events, including economic conditions and proposed courses of action, based on Management’s assessment of the relevant information currently available. The outlook is based on the same assumptions and risk factors set forth above and is based on the Company’s historical results of operations. The outlook set forth in this news release was approved by Management and the Board of Directors. Management believes that the prospective financial information set forth in this news release has been prepared on a reasonable basis, reflecting Management’s best estimates and judgments, and represents the Company’s expected course of action in developing and executing its business strategy relating to its business operations. The prospective financial information set forth in this news release should not be relied on as necessarily indicative of future results. Actual results may vary, and such variance may be material.

ABOUT ENERFLEX

Enerflex is a premier integrated global provider of energy infrastructure and energy transition solutions, deploying natural gas, low-carbon, and treated water solutions – from individual, modularized products and services to integrated custom solutions. With over 4,600 engineers, manufacturers, technicians, and innovators, Enerflex is bound together by a shared vision: Transforming Energy for a Sustainable Future. The Company remains committed to the future of natural gas and the critical role it plays, while focused on sustainability offerings to support the energy transition and growing decarbonization efforts.

Enerflex’s common shares trade on the Toronto Stock Exchange under the symbol “EFX” and on the New York Stock Exchange under the symbol “EFXT”. For more information about Enerflex, visit www.enerflex.com.

For investor and media enquiries, contact:

Marc Rossiter

President and Chief Executive Officer

E-mail: MRossiter@enerflex.com

Preet S. Dhindsa

Senior Vice President and Chief Financial Officer

E-mail: PDhindsa@enerflex.com

Jeff Fetterly

Vice President, Corporate Development and Investor Relations

E-mail: JFetterly@enerflex.com

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